[LETTERHEAD OF ORRICK, HERRINGTON & SUTCLIFFE LLP]

July 25, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Titanium Asset Management Corp. — Registration Statement on Form 10

Ladies and Gentlemen:

     In connection with the registration of the common stock of Titanium Asset Management Corp., a Delaware corporation (the “Registrant”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, we are filing herewith via EDGAR, on behalf of the Registrant, a Registration Statement on Form 10 (the “Registration Statement”).

     If you have any questions about this filing, please contact the undersigned at (415) 773-5749 or Amanda Reed of our New York office at (212) 506-5020.

     Thank you for your kind attention to this matter. Comments that the staff of the Securities and Exchange Commission may have may be faxed to my attention at (415) 773-5759.

Very truly yours,

/s/ Barbara M. Lange

Barbara M. Lange

cc:	Nigel Wightman, Titanium Asset Management Corp. Amanda Reed, Orrick, Herrington & Sutcliffe LLP